Dreyfus Premier Enterprise Fund

ANNUAL REPORT September 30, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Premier Enterprise Fund covers the 12-month period from October 1, 2004, through September 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, James D. Padgett, CFA, of Founders Asset Management LLC, the fund's sub-investment adviser.

After rallying in the final weeks of 2004, stocks have traded within a relatively narrow range through most of 2005, as soaring energy prices and rising short-term interest rates offset more positive market forces, including a moderately expanding economy and better-than-expected corporate earnings. A closer look at stock market performance reveals more disparate returns among various industry groups, with most energy and energy servicing stocks benefiting from higher oil and gas prices, and many consumer and industrial stocks retreating amid concerns that higher energy prices might undermine consumer spending and begin to cut into profit margins.

Recent events — including sharply higher gasoline and energy prices, and Hurricane Katrina — have added a degree of uncertainty to the economic outlook. However, our economist currently expects the U.S. economy to continue to grow without either entering a recession or triggering a significant acceleration of inflation. As always, we encourage you to discuss the potential implications of these and other matters with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
October 17, 2005



DISCUSSION OF FUND PERFORMANCE

James D. Padgett, CFA, Portfolio Manager
Founders Asset Management LLC, Sub-Investment Adviser

How did Dreyfus Premier Enterprise Fund perform relative to its benchmark?

For the 12-month period ended September 30, 2005, the fund produced total returns of 18.92% for Class A shares, 17.99% for Class B shares, 17.98% for Class C shares and 18.57% for Class T shares.[1] In comparison, the fund's benchmark, the Russell 2000 Growth Index (the "Index"), produced a total return of 17.97%.[2]

Small-cap stocks advanced strongly during the reporting period, driven by an expanding U.S. economy and overcoming the headwinds of rising short-term interest rates and soaring energy prices. The fund produced higher returns than its benchmark, primarily due to its stock selection strategy in the industrials, technology and energy sectors.

What is the fund's investment approach?

The fund seeks capital appreciation. To pursue this goal, the fund normally invests at least 65% of its assets in the stocks of micro-cap companies. Micro caps typically are small (under $500 million market cap) and relatively unknown companies. The fund may also invest in companies with larger market capitalizations, if the portfolio manager believes they represent better prospects for capital appreciation. Although the fund will normally invest in common stocks of U.S.-based companies, it may invest up to 30% of its total assets in foreign securities. The fund's stock investments may include common stocks, preferred stocks and convertible securities, including those purchased in initial public offerings. The fund may also invest in securities issued by exchange-traded investment companies, which are designed to track a specific equity index.

We seek investment opportunities in companies with fundamental strengths that indicate the potential for strong profit growth. We focus on individual stock selection, building the portfolio from the bottom up, searching one by one for companies that display one or more of the following characteristics: strong management team; competitive industry position; focused business plan; product or market opportunities; strong business prospects; and the ability to benefit from changes in technology, regulations or industry sector trends.

What other factors influenced the fund's performance?

Small-cap stocks continued to produce higher returns than their large-cap counterparts during the reporting period, as they have for the past several years. Investors apparently remained comfortable that a moderately expanding U.S. economy would continue to foster favorable business conditions for these companies.

In this economic environment, the fund's holdings in industrial companies helped its performance, and the fund's overweighted position helped it participate more fully in the sector's relative outperformance. For example, compressor and pump manufacturer Gardner Denver appreciated based on strong organic growth in combination with an acquisition strategy that has proven to be beneficial to earnings growth.

While the fund's relative overweight position in the energy sector also helped boost the fund's returns, our security selections had a more beneficial effect. International exploration and production company Toreador Resources was rewarded for the quality of its assets, including reserves in Turkey. The reserve prospects of natural gas driller Gasco Energy gained a higher level of recognition among investors, which benefited its stock price. The fund's technology holdings also fared well. Holdings that benefited the fund's performance included Quality Systems, which experienced strong growth driven by the favorable regulatory environment for electronic medical records management systems.

Detractors from the fund's performance were particularly notable in the health care sector, where biopharmaceutical company Barrier Therapeutics was hurt by setbacks for two drugs during the regulatory review process. In addition, shares of specialty pharmaceutical producer Impax Laboratories were impacted due to delays in regulatory filings stemming from a complex marketing relationship and inconsistent fundamental performance. In the consumer discretionary sector, the fund's performance was hurt by Great Wolf Resorts, which operates hotels with indoor water parks. Great Wolf shares lost value when it reduced guidance for future earnings due to slowing occupancy trends and potentially growing competitive pressures.

What is the fund's current strategy?

Although we continue to manage the fund using a bottom-up approach, which is less influenced by our broader market or economic views, we nonetheless are aware that high energy costs, rising interest rates and the aftermath of the Gulf Coast hurricanes could impede consumer confidence and spending. Accordingly, as of the end of the reporting period, the fund's cash reserves have drifted somewhat higher than we typically maintain, as we look for additional investment opportunities. In addition, we have looked more favorably upon companies we perceive to have more stable earnings profiles, including companies with market capitalizations toward the upper end of the micro-cap range.

That said, we remain optimistic over the longer term about small-cap growth companies. Small companies serving niche markets tend to be less sensitive than large businesses to macroeconomic trends, and our security selection process is designed to identify those with strong growth characteristics.

October 17, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*
Since the fund's inception, a significant portion of the fund's performance has been attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance. IPOs tend to have a reduced effect on performance as a fund's asset base grows.

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Growth Index is an unmanaged index which measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Enterprise Fund Class A shares, Class B shares, Class C shares and Class T shares and the Russell 2000 Growth Index

†   Source: Lipper Inc.

Past performance is not predictive of future performance.

Since the fund's inception, a significant portion of the fund's performance has been attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance. IPOs tend to have a reduced effect on performance as a fund's asset base grows.

The above graph compares a $10,000 investment made in Class A, Class B, Class C and Class T shares of Dreyfus Premier Enterprise Fund on 11/27/00 (inception date) to a $10,000 investment made in the Russell 2000 Growth Index (the "Index") on that date. For comparative purposes, the value of the Index on 11/30/00 is used as the beginning value on 11/27/00. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account the maximum initial sales charges on Class A and Class T shares, the applicable contingent deferred sales charge on Class B shares and all other applicable fees and expenses on all classes. The Index is an unmanaged index which measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values. The Index does not take account charges, fees and other expenses which can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 9/30/05*

	Inception Date	1 Year	From Inception
Class A shares			
with maximum sales charge (5.75%)	**11/27/00**	**12.07%**	**14.12%**
without sales charge	**11/27/00**	**18.92%**	**15.52%**
Class B shares			
with applicable redemption charge †	**11/27/00**	**13.99%**	**14.38%**
without redemption	**11/27/00**	**17.99%**	**14.63%**
Class C shares			
with applicable redemption charge ††	**11/27/00**	**16.98%**	**14.65%**
without redemption	**11/27/00**	**17.98%**	**14.65%**
Class T shares			
with applicable sales charge (4.5%)	**11/27/00**	**13.21%**	**14.10%**
without sales charge	**11/27/00**	**18.57%**	**15.19%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Enterprise Fund from April 1, 2005 to September 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended September 30, 2005

	Class A	Class B	Class C	Class T
Expenses paid per $1,000†	$ 11.86	$ 15.88	$ 15.83	$ 13.31
Ending value (after expenses)	$1,074.80	$1,070.70	$1,070.70	$1,073.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended September 30, 2005

	Class A	Class B	Class C	Class T
Expenses paid per $1,000†	$ 11.51	$ 15.42	$ 15.37	$ 12.91
Ending value (after expenses)	$1,013.64	$1,009.73	$1,009.78	$1,012.23

† *Expenses are equal to the fund's annualized expense ratio of 2.28% for Class A, 3.06% for Class B, 3.05% for Class C and 2.56% for Class T; multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

September 30, 2005

Common Stocks−93.0%	Shares		Value ($)
Aerospace & Defense−2.0%			
Ladish	90,000	a	1,569,600
SI International	104,050	a	3,222,429
			4,792,029
Application Software−5.3%			
Blackboard	199,750	a	4,995,748
Captiva Software	267,225	a	4,799,361
MIND CTI	494,200		1,438,122
Ulticom	103,750	a	1,144,362
			12,377,593
Building Products−1.4%			
Trex	133,650	a,b	**3,207,600**
Casinos & Gaming−1.0%			
Century Casinos	325,563	a	**2,314,753**
Communications Equipment−3.4%			
Comtech Group	376,025	a	2,248,667
Radyne ComStream	302,950	a	3,214,299
Terayon Communication Systems	626,325	a	2,442,668
			7,905,634
Diversified Commercial Services−5.5%			
Huron Consulting Group	40,895	a	1,096,804
Mobile Mini	80,825	a	3,503,764
Providence Service	150,125	a	4,592,323
Rush Enterprises, Cl. A	250,075	a	3,821,146
			13,014,037
E-Marketing/Info−.7%			
ValueClick	100,785	a	**1,722,410**
Education−1.0%			
EVCI Career Colleges	364,600	a	**2,326,148**
Electronic Manufacturing Services−2.3%			
Multi-Fineline Electronix	68,950	a,b	2,018,166
TTM Technologies	471,800	a	3,373,370
			5,391,536
Exchange Traded Funds−4.0%			
iShares Russell 2000 Growth Index Fund	68,550	b	4,715,555
iShares S&P SmallCap 600/BARRA Growth Index Fund	40,650	b	4,720,684
			9,436,239

Common Stocks (continued)	Shares		Value ($)
Financial Services−5.6%			
ASTA Funding	132,427	b	4,020,484
Community Bancorp	72,175	a	2,381,053
Marlin Business Services	56,600	a	1,304,064
Pacific Premier Bancorp	119,925	a	1,539,837
Placer Sierra Bancshares	100,000		2,747,000
Preferred Bank/Los Angeles	27,575		1,108,239
			13,100,677
Gold Mining−.8%			
Northgate Minerals	1,441,850	a	**1,960,916**
Health Care−13.2%			
Amedisys	104,525	a,b	4,076,475
AMN Healthcare Services	223,500	a	3,457,545
Encore Medical	414,595	a	1,948,597
Five Star Quality Care	345,575	a,b	2,384,467
Hologic	81,059	a	4,681,157
I-Flow	237,375	a,b	3,254,411
MWI Veterinary Supply	77,875	a	1,553,606
Merge Technologies	257,425	a	4,399,393
Molecular Devices	83,725	a	1,749,015
Res-Care	230,575	a	3,548,549
			31,053,215
Home Furnishings−.7%			
Interface, Cl. A	197,175	a	**1,628,666**
Human Resources−1.4%			
Barrett Business Services	144,564	a	**3,303,287**
Industrial Conglomerates−.2%			
Raven Industries	14,920		**436,410**
Industrial Machinery−1.7%			
Gardner Denver	88,150	a	**3,931,490**
Internet−.9%			
Celebrate Express	145,100	a	**2,029,949**
Internet Software−8.0%			
24/7 Real Media	641,075	a	4,513,168
Aladdin Knowledge Systems	275,100	a	5,801,859
Keynote Systems	204,038	a	2,648,413

Common Stocks (continued)	Shares		Value ($)
Internet Software (continued)			
Open Solutions	96,475	a	2,105,084
SonicWALL	405,950	a	2,577,783
SupportSoft	216,925	a	1,093,302
			18,739,609
IT Consulting & Services–.7%			
Kanbay International	23,600	a	443,680
Perficient	149,193	a,b	1,233,826
			1,677,506
Leisure Products–2.6%			
MarineMax	234,700	a	**5,982,503**
Mining & Metals–1.3%			
Gammon Lake Resources	385,400	a	**3,141,010**
Office Services & Supplies–1.9%			
PeopleSupport	564,625	a	**4,432,306**
Oil & Gas–9.2%			
Gasco Energy	659,250	a,b	4,384,013
Matrix Service	309,925	a,b	2,494,896
Petroleum Helicopters	94,975	a	2,946,125
Pioneer Drilling	115,725	a	2,258,952
Tetra Technologies	98,775	a	3,083,756
Toreador Resources	114,375	a,b	4,048,875
W-H Energy Services	76,450	a	2,478,509
			21,695,126
Pharmaceutical–1.6%			
Auxilium Pharmaceuticals	165,125	a,b	822,323
Inspire Pharmaceuticals	107,975	a	820,610
Noven Pharmaceuticals	153,725	a	2,152,150
			3,795,083
Restaurants–4.6%			
Buffalo Wild Wings	110,250	a,b	2,921,625
Cosi	184,000	a	1,806,880
McCormick & Schmick's Seafood Restaurants	85,433	a	1,804,345
Red Robin Gourmet Burgers	93,646	a,b	4,292,733
			10,825,583

Common Stocks (continued)	Shares		Value ($)
Retail−4.7%			
Cache	63,100	a	961,013
Citi Trends	68,325	a	1,491,535
Golf Galaxy	96,050	a	1,531,037
Guitar Center	106,815	a	5,897,256
Orange 21	261,725	a	1,264,132
			11,144,973
Semiconductors−4.1%			
California Micro Devices	88,098	a	680,117
Nanometrics	161,475	a,b	1,889,258
Ultratech	328,244	a	5,117,324
Volterra Semiconductor	149,950	a,b	1,839,887
			9,526,586
Trucking−3.2%			
Marten Transport	180,834	a	4,575,100
Old Dominion Freight Line	88,405	a	2,960,683
			7,535,783
Total Common Stocks			
(cost $184,329,301)			**218,428,657**

Short-Term Investment−8.2%	Principal Amount ($)		Value ($)
Commercial Paper;			
Cafco LLC,			
3.86%, 10/3/2005			
(cost $19,255,870)	19,260,000	c	**19,255,870**

Investment of Cash Collateral for Securities Loaned—16.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $37,544,871)	37,544,871 [d]	**37,544,871**
Total Investments (cost $241,130,042)	**117.2%**	**275,229,398**
Liabilities, Less Cash and Receivables	**(17.2%)**	**(40,461,880)**
Net Assets	**100.0%**	**234,767,518**

[a] *Non-income producing.*

[b] *All or a portion of these securities are on loan. At September 30, 2005, the total market value of the fund's securities on loan is $35,627,275 and the total market value of the collateral held by the fund is $37,544,871.*

[c] *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2005, this security amounted to $19,255,870 or 8.2% of net assets.*

[d] *Investment in affiliated money market mutual fund.*

Portfolio Summary †

	Value (%)		Value (%)
Short-Term/ Money Market Investments	24.2	Retail	4.7
Health Care	13.2	Restaurants	4.6
Oil & Gas	9.2	Semiconductors	4.1
Internet Software	8.0	Exchange Traded Funds	4.0
Financial Services	5.6	Communications Equipment	3.4
Diversified Commercial Services	5.5	Other	25.4
Appplication Software	5.3		**117.2**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2005

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments (including securities on loan, valued at $35,627,275)–Note 1(c):		
Unaffiliated issuers	203,585,171	237,684,527
Affiliated issuers	37,544,871	37,544,871
Cash		1,415,121
Receivable for investment securities sold		2,344,789
Receivable for shares of Beneficial Interest subscribed		643,339
Dividends and interest receivable		48,367
Prepaid expenses		7,164
		279,688,178
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		4,023,325
Liability for securities on loan–Note 1(c)		37,544,871
Payable for investment securities purchased		2,948,486
Payable for shares of Beneficial Interest redeemed		293,366
Accrued expenses		110,612
		44,920,660
Net Assets ($)		**234,767,518**
Composition of Net Assets ($):		
Paid-in capital		182,976,887
Accumulated net realized gain (loss) on investments		17,691,275
Accumulated net unrealized appreciation (depreciation) on investments		34,099,356
Net Assets ($)		**234,767,518**

Net Asset Value Per Share

	Class A	Class B	Class C	Class T
Net Assets ($)	127,664,185	45,543,631	59,674,725	1,884,977
Shares Outstanding	5,623,433	2,088,776	2,734,754	84,251
Net Asset Value Per Share ($)	**22.70**	**21.80**	**21.82**	**22.37**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended September 30, 2005

Investment Income ($):	
Income:	
Cash dividends (net of $21,078 foreign taxes withheld at source)	365,137
Interest income	291,999
Income from securities lending	229,395
Total Income	**886,531**
Expenses:	
Investment advisory fee–Note 3(a):	
Basic Fee	2,610,357
Performance adjustment	1,014,746
Shareholder servicing costs–Note 3(c)	912,077
Distribution fees–Note 3(b)	744,861
Professional fees	67,286
Registration fees	61,311
Prospectus and shareholders' reports	47,401
Custodian fees–Note 3(c)	28,510
Trustees' fees and expenses–Note 3(d)	12,123
Miscellaneous	11,286
Total Expenses	**5,509,958**
Less–reduction in custody fees due to earnings credits–Note 1(c)	(6,394)
Net Expenses	**5,503,564**
Investment (Loss)–Net	**(4,617,033)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	24,464,944
Net unrealized appreciation (depreciation) on investments	14,366,983
Net Realized and Unrealized Gain (Loss) on Investments	**38,831,927**
Net Increase in Net Assets Resulting from Operations	**34,214,894**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended September 30,	
	2005	2004
Operations ($):		
Investment (loss)–net	(4,617,033)	(4,682,629)
Net realized gain (loss) on investments	24,464,944	23,790,282
Net unrealized appreciation (depreciation) on investments	14,366,983	(2,437,397)
Net Increase (Decrease) in Net Assets Resulting from Operations	**34,214,894**	**16,670,256**
Dividends to Shareholders from ($):		
Net realized gain on investments:		
Class A shares	(9,142,512)	–
Class B shares	(4,182,211)	–
Class C shares	(5,087,802)	–
Class T shares	(175,462)	–
Total Dividends	**(18,587,987)**	**–**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	54,672,326	118,114,208
Class B shares	7,674,023	20,151,385
Class C shares	16,975,532	31,679,073
Class T shares	264,737	1,288,496
Dividends reinvested:		
Class A shares	7,475,468	–
Class B shares	3,347,583	–
Class C shares	3,462,252	–
Class T shares	166,268	–
Cost of shares redeemed:		
Class A shares	(36,713,503)	(75,624,467)
Class B shares	(8,909,513)	(7,952,119)
Class C shares	(13,523,522)	(12,678,729)
Class T shares	(382,003)	(532,524)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**34,509,648**	**74,445,323**
Total Increase (Decrease) in Net Assets	**50,136,555**	**91,115,579**
Net Assets ($):		
Beginning of Period	184,630,963	93,515,384
End of Period	**234,767,518**	**184,630,963**

	Year Ended September 30,	
	2005	2004
Capital Share Transactions:		
Class A		
Shares sold	2,519,428	5,581,109
Shares reinvested	331,653	–
Shares redeemed	(1,688,494)	(3,603,886)
Net Increase (Decrease) in Shares Outstanding	**1,162,587**	**1,977,223**
Class B		
Shares sold	365,007	980,476
Shares reinvested	153,700	–
Shares redeemed	(424,102)	(393,105)
Net Increase (Decrease) in Shares Outstanding	**94,605**	**587,371**
Class C		
Shares sold	809,357	1,546,643
Shares reinvested	158,892	–
Shares redeemed	(644,874)	(631,227)
Net Increase (Decrease) in Shares Outstanding	**323,375**	**915,416**
Class T		
Shares sold	12,299	61,621
Shares reinvested	7,469	–
Shares redeemed	(17,478)	(25,686)
Net Increase (Decrease) in Shares Outstanding	**2,290**	**35,935**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended September 30,				
Class A Shares	2005	2004	2003	2002	2001[a]
Per Share Data ($):					
Net asset value, beginning of period	20.93	17.41	11.64	11.78	12.50
Investment Operations:					
Investment (loss)−net[b]	(.40)	(.47)	(.36)	(.35)	(.15)
Net realized and unrealized gain (loss) on investments	4.34	3.99	6.13	.34	(.57)
Total from Investment Operations	3.94	3.52	5.77	(.01)	(.72)
Distributions:					
Dividends from net realized gain on investments	(2.17)	–	–	(.13)	–
Net asset value, end of period	22.70	20.93	17.41	11.64	11.78
Total Return (%)[c]	18.92	20.22	49.57	(.26)	(5.76)[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.27	2.50	2.87	2.80	1.80[d]
Ratio of net expenses to average net assets	2.27	2.50	2.87	2.80	1.80[d]
Ratio of net investment (loss) to average net assets	(1.84)	(2.21)	(2.64)	(2.52)	(1.12)[d]
Portfolio Turnover Rate	156.48	138.14	164.61	191.85	188.42[d]
Net Assets, end of period ($ X 1,000)	127,664	93,371	43,247	19,496	10,636

[a]   *From November 27, 2000 (commencement of operations) to September 30, 2001.*
[b]   *Based on average shares outstanding at each month end.*
[c]   *Exclusive of sales charge.*
[d]   *Not annualized.*
See notes to financial statements.

Class B Shares	Year Ended September 30,				
	2005	2004	2003	2002	2001[a]
Per Share Data ($):					
Net asset value, beginning of period	20.32	17.04	11.48	11.70	12.50
Investment Operations:					
Investment (loss)−net[b]	(.55)	(.61)	(.46)	(.45)	(.23)
Net realized and unrealized					
gain (loss) on investments	4.20	3.89	6.02	.36	(.57)
Total from Investment Operations	3.65	3.28	5.56	(.09)	(.80)
Distributions:					
Dividends from net realized					
gain on investments	(2.17)	–	–	(.13)	–
Net asset value, end of period	21.80	20.32	17.04	11.48	11.70
Total Return (%)[c]	17.99	19.25	48.43	(.95)	(6.40)[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses					
to average net assets	3.05	3.28	3.65	3.57	2.44[d]
Ratio of net expenses					
to average net assets	3.05	3.28	3.65	3.57	2.44[d]
Ratio of net investment (loss)					
to average net assets	(2.63)	(3.01)	(3.42)	(3.29)	(1.76)[d]
Portfolio Turnover Rate	156.48	138.14	164.61	191.85	188.42[d]
Net Assets, end of period ($ X 1,000)	45,544	40,525	23,970	15,152	9,762

[a] *From November 27, 2000 (commencement of operations) to September 30, 2001.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

	Year Ended September 30,				
Class C Shares	2005	2004	2003	2002	2001[a]
Per Share Data ($):					
Net asset value, beginning of period	20.34	17.05	11.48	11.70	12.50
Investment Operations:					
Investment (loss)–net[b]	(.55)	(.61)	(.45)	(.45)	(.22)
Net realized and unrealized gain (loss) on investments	4.20	3.90	6.02	.36	(.58)
Total from Investment Operations	3.65	3.29	5.57	(.09)	(.80)
Distributions:					
Dividends from net realized gain on investments	(2.17)	–	–	(.13)	–
Net asset value, end of period	21.82	20.34	17.05	11.48	11.70
Total Return (%)[c]	17.98	19.30	48.52	(.95)	(6.40)[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	3.04	3.27	3.62	3.56	2.42[d]
Ratio of net expenses to average net assets	3.04	3.27	3.62	3.56	2.42[d]
Ratio of net investment (loss) to average net assets	(2.62)	(3.00)	(3.39)	(3.28)	(1.74)[d]
Portfolio Turnover Rate	156.48	138.14	164.61	191.85	188.42[d]
Net Assets, end of period ($ X 1,000)	59,675	49,038	25,503	15,493	8,945

[a] From November 27, 2000 (commencement of operations) to September 30, 2001.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
See notes to financial statements.

		Year Ended September 30,			
Class T Shares	2005	2004	2003	2002	2001[a]
Per Share Data ($):					
Net asset value, beginning of period	20.71	17.28	11.58	11.75	12.50
Investment Operations:					
Investment (loss)–net [b]	(.46)	(.52)	(.40)	(.38)	(.18)
Net realized and unrealized gain (loss) on investments	4.29	3.95	6.10	.34	(.57)
Total from Investment Operations	3.83	3.43	5.70	(.04)	(.75)
Distributions:					
Dividends from net realized gain on investments	(2.17)	–	–	(.13)	–
Net asset value, end of period	22.37	20.71	17.28	11.58	11.75
Total Return (%) [c]	18.57	19.85	49.22	(.52)	(6.00)[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.55	2.78	3.14	3.06	2.06[d]
Ratio of net expenses to average net assets	2.54	2.78	3.14	3.06	2.06[d]
Ratio of net investment (loss) to average net assets	(2.12)	(2.50)	(2.91)	(2.76)	(1.38)[d]
Portfolio Turnover Rate	156.48	138.14	164.61	191.85	188.42[d]
Net Assets, end of period ($ X 1,000)	1,885	1,697	795	449	366

[a] *From November 27, 2000 (commencement of operations) to September 30, 2001.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Enterprise Fund (the "fund") is a separate non-diversified series of Dreyfus Premier Opportunity Funds (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering five series, including the fund. The fund's investment objective is capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Founders Asset Management LLC ("Founders") serves as the fund's sub-investment adviser. Founders is a 90% owned subsidiary of Mellon Financial. The fund is closed to new investors.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B, Class C and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of

Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At September 30, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $9,174,499, undistributed capital gains $9,458,921 and unrealized appreciation $33,157,211.

The tax character of distributions paid to shareholders during the fiscal period ended September 30, 2005 were as follows: ordinary income $4,052,763 and long-term capital gains $14,535,224.

During the period ended September 30, 2005, as a result of permanent book to tax differences primarily due to the tax treatment for net operating losses, the fund increased accumulated undistributed investment income-net by $4,617,033 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended September 30, 2005, the fund did not borrow under the line of credit.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement with Dreyfus, the fund pays Dreyfus monthly a base fee equal to 1/12th of 1.25% of daily net assets averaged over the most recent month. Each month, before the base fee is paid, the base fee may be increased, or decreased, by a performance adjustment, at the monthly rate of 1/12th of 0.10% of daily net assets averaged over the past rolling 36 months for each percentage point by which the investment performance of the fund exceeds, or is exceeded by, the performance of the fund's reference index, the Russell 2000 Growth Index, over the past rolling 36 months. The maximum performance adjustment for any month cannot exceed a monthly rate of 1/12 of .80% of daily net assets averaged over the past rolling 36 months. The minimum performance adjustment for any month cannot exceed a monthly rate of 1/12th of (.80%) of daily net assets averaged over the past rolling 36 months. The base fee, as adjusted, is accrued daily. During the period ended September 30, 2005, the management fee accrued by the fund (i.e., the sum of each monthly accrual of the base fee as adjusted by the performance adjustment), amounted to 1.74% of the funds average daily net assets, on an annualized basis.

Dreyfus is currently engaged in discussions with the staff of the Securities and Exchange Commission regarding adjustments to the methodology historically used to calculate the performance adjustments to the management fee. Retroactive application of such adjustments over the period since December 1, 2001 (the period during which the fund's performance-based management fee has been in effect) would result in a reduction in aggregate management fees paid by the fund to Dreyfus during the period. Dreyfus and the fund are fully cooperating with the staff's review of this matter. Effective September 1, 2004, pending final resolution of the issue, the management fee has been, and will be, accrued in the manner described above. Dreyfus believes that the likelihood that this matter will have a material adverse financial impact on the fund, or negatively impact Dreyfus's ability to provide investment services to the fund, is remote.

Pursuant to a Sub-Investment Advisory Agreement with Founders, the sub-investment advisory fee is payable monthly by Dreyfus. Dreyfus pays Founders a sub-investment advisory fee equal to one-half of the management fee that Dreyfus receives from the fund.

During the period ended September 30, 2005, the Distributor retained $92,196 and $828 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $113,716 and $10,605 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the average daily net assets of Class B and Class C shares, and .25% of the average daily net assets of Class T shares. During the period ended

September 30, 2005, Class B, Class C and Class T shares were charged $328,273, $411,848 and $4,740, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended September 30, 2005, Class A, Class B, Class C and Class T shares were charged $270,624, $109,424, $137,283 and $4,740, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended September 30, 2005, the fund was charged $168,164 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of Dreyfus under a custody agreement for providing custodial services for the fund. During the period ended September 30, 2005, the fund was charged $28,510 pursuant to the custody agreement.

During the period ended September 30, 2005, the fund was charged $2,834 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $3,878,371, Rule 12b-1 distribution plan fees $65,374, shareholder services plan fees $47,910, custodian fees $4,033, chief compliance officer fees $929 and transfer agency per account fees $26,708.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended September 30, 2005, amounted to $314,319,982 and $316,383,571, respectively.

At September 30, 2005, the cost of investments for federal income tax purposes was $242,072,187; accordingly, accumulated net unrealized appreciation on investments was $33,157,211, consisting of $43,260,290 gross unrealized appreciation and $10,103,079 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Premier Enterprise Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Enterprise Fund (one of the funds comprising Dreyfus Premier Opportunity Funds) as of September 30, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held by the custodian as of September 30, 2005 and confirmation of securities not held by the custodian by correspondence with others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Enterprise Fund at September 30, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
November 11, 2005

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes the fund hereby designates 7.62% of the ordinary dividends paid during the fiscal year ended September 30, 2005 as qualifying for the corporate dividends received deduction. Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $634,985 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2006 of the percentage applicable to the preparation of their 2005 income tax returns. Also, the fund designates $1.7000 per share as a long-term capital gain distribution of the $2.1740 per share paid on December 30, 2004.

At separate meetings of the Board of Trustees of the Company held on July 12-13, 2005, the Board considered the re-approval of the fund's Management Agreement, as amended and restated, for another one year term, pursuant to which the Manager provides the fund with investment advisory and administrative services, and of the Sub-Investment Advisory Agreement between the Manager and Founders Asset Management LLC ("Founders"), pursuant to which Founders provides day-to-day management of the fund's portfolio. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the Company, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to the fund's Management Agreement, and by Founders pursuant to the Sub-Investment Advisory Agreement. The presentation included a detailed summary of the services provided to Dreyfus-managed mutual funds by each business unit within the Manager. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's and Founder's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the

Manager's extensive administrative, accounting and compliance infra-structure, as well as the Manager's supervisory activities over Founders.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's perfor-mance, management fee and expense ratio and placed significant emphasis on comparisons to two groups of comparable funds and Lipper averages. The Manager's representatives advised the Board members that the first comparison group of funds includes funds in the applicable Lipper category that are not subject to a performance management fee (collectively, "Comparison Group I") and that the second comparison group of funds includes funds in the applicable Lipper category that are subject to a performance management fee (collectively, "Comparison Group II"). The fund is subject to a performance management fee, as more particularly described in Note 3 to the fund's financial statements. Each group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the fund.

The Board members discussed the results of the comparisons for var-ious periods ended May 31, 2005, and noted that the total return per-formance of the fund was above the Comparison Group I and Comparison Group II averages for the three-year period (in fact, the fund ranked first and second in Comparison Groups II and I, respec-tively, for such period) and was above the Comparison Group I aver-age for the one-year period, but below the Comparison Group II aver-age for the one-year period. The Board noted that the fund's total return performance was above the Lipper category averages for the one-and three-year periods.

The Board members also discussed the fund's expense ratio, noting that it was higher than the Lipper category average and the averages of each comparison group. The Board reviewed the range of manage-ment fees in each comparison group. The Manager reviewed the basic management fee and the performance adjustments made to the fee as a result of the fund's performance exceeding the performance of the fund's benchmark index. The Board noted that, as a result of these performance adjustments, the fund's management fee was higher than most of the fees paid by the funds in Comparison Group I and was the highest fee for Comparison Group II, but that the fund's management fee could decrease to levels that are below those of the funds in Comparison Group I in the event of the underperformance of the fund relative to its benchmark. The Board also noted that the Manager was currently engaged in discussions with the staff of the Securities and Exchange Commission regarding adjustments to the methodology historically used to calculate the performance adjustments to the management fee. Retroactive application of such adjustments would result in a reduction in aggregate management fees paid by the fund to the Manager during the period from December 2001. The Board members also noted that the Manager, and not the fund, pays Founders for services under the Sub-Investment Advisory Agreement.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager, Founders or their affiliates with similar investment objectives, policies and strategies, and in the same Lipper category, as the fund (the "Similar Funds"), and noted that there were no other accounts managed or sub-advised by the Manager, Founders or their affiliates with similar investment objectives, policies and strategies as the fund. The Board noted that the Similar Funds had lower management fees than the basic management fee borne by the fund, but recognized that the fund's fee could be adjusted to a rate lower than the fee charged the Similar Funds if the fund were to underperform. The Board members considered the relevance of the fee information provided for the Similar Funds managed by the Manager to evaluate the appropriateness and reasonableness of the fund's advisory fees.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager and Founders from acting as investment adviser and sub-investment adviser, respectively, to the fund, including any soft dollar arrangements with respect to trading of the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that discussions of economies of scale historically have been predicated on increasing assets and that, if a fund's assets had been decreasing, the extent to which the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement and Sub-Investment Advisory Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations with respect to the fund.

- The Board concluded that the nature, extent and quality of the services provided by the Manager and Founders to the fund are adequate and appropriate.

- While the Board noted the fund's short term performance, the Board was satisfied with the fund's longer term performance.

- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement, as amended and restated, and Sub-Investment Advisory Agreement, as amended and restated, were in the best interests of the fund and its shareholders.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (62)
Chairman of the Board (2000)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board
• Sunair Electronics, Inc., engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

———————

Clifford L. Alexander, Jr. (72)
Board Member (2000)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 66

———————

Lucy Wilson Benson (78)
Board Member (2000)

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps., Director Emeritus
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Trustee Emeritus
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 40

David W. Burke (69)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 84

————————

Whitney I. Gerard (70)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 38

————————

Arthur A. Hartman (79)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings-Vostok

Other Board Memberships and Affiliations:
• APCO Associates Inc., Senior Consultant

No. of Portfolios for which Board Member Serves: 38

————————

George L. Perry (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 38

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since April 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of Dreyfus, and an officer of 90 investment companies (comprised of 184 portfolios) managed by Dreyfus. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 60 years old and has been an employee of Dreyfus since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of Dreyfus, and an officer of 90 investment companies (comprised of 184 portfolios) managed by Dreyfus. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 52 years old and has been an employee of Dreyfus since January 2000.

MARK N. JACOBS, Vice President since April 2000.

Executive Vice President, Secretary and General Counsel of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 59 years old and has been an employee of Dreyfus since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 45 years old and has been an employee of Dreyfus since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 39 years old and has been an employee of Dreyfus since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. She is 49 years old and has been an employee of Dreyfus since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 43 years old and has been an employee of Dreyfus since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. She is 42 years old and has been an employee of Dreyfus since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 42 years old and has been an employee of Dreyfus since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 53 years old and has been an employee of Dreyfus since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 40 years old and has been an employee of Dreyfus since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 47 years old and has been an employee of Dreyfus since April 1985.

GREGORY S. GRUBER, Assistant Treasurer since August 2005.

Senior Accounting Manager – Municipal Bond Funds of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 46 years old and has been an employee of Dreyfus since August 1981.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 37 years old and has been an employee of Dreyfus since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market Funds of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 41 years old and has been an employee of Dreyfus since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 38 years old and has been an employee of Dreyfus since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 51 years old and has been an employee of Dreyfus since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of Dreyfus and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with Dreyfus since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by Dreyfus. He is 35 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Premier
Enterprise Fund**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Founders Asset Management LLC
Founders Financial Center
2930 East Third Avenue
Denver, CO 80206

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0534AR0905

Dreyfus Premier Financial Services Fund

ANNUAL REPORT September 30, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Premier Financial Services Fund covers the 12-month period from October 1, 2004, through September 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, William B. Rubin.

After rallying in the final weeks of 2004, stocks have traded within a relatively narrow range through most of 2005, as soaring energy prices and rising short-term interest rates offset more positive market forces, including a moderately expanding economy and better-than-expected corporate earnings. A closer look at stock market performance reveals more disparate returns among various industry groups, with most energy and energy servicing stocks benefiting from higher oil and gas prices, and many consumer and industrial stocks retreating amid concerns that higher energy prices might undermine consumer spending and begin to cut into profit margins.

Recent events — including sharply higher gasoline and energy prices, and Hurricane Katrina — have added a degree of uncertainty to the economic outlook. However, our economist currently expects the U.S. economy to continue to grow without either entering a recession or triggering a significant acceleration of inflation. As always, we encourage you to discuss the potential implications of these and other matters with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
October 17, 2005



DISCUSSION OF FUND PERFORMANCE

William B. Rubin, Portfolio Manager

How did Dreyfus Premier Financial Services Fund perform relative to its benchmark?

For the 12-month period ended September 30, 2005, the fund produced total returns of 1.95% for its Class A shares, 1.12% for Class B shares, 1.04% for Class C shares, 0.25% for Class R shares and 1.19% for Class T shares.[1] In comparison, the fund's benchmark, the Goldman Sachs Financial Services Index, produced a total return of 9.63% for the same period.[2]

Financial services stocks generally trailed broader market averages over the reporting period, as lenders' net interest margins weakened due to higher interest rates and investors worried more about the outlook for industry credit losses. The fund produced lower returns than its benchmark, primarily due to disappointing results from its holdings of mortgage finance and specialty finance companies.

What is the fund's investment approach?

The fund seeks long-term capital appreciation. To pursue this goal, the fund normally invests at least 80% of its assets in stocks of companies in the financial services and financial services-related sectors. These companies may include, for example, commercial banks, thrifts, securities/brokerage firms, insurance companies, real estate-related companies, consumer and commercial finance companies and financial technology and processing companies.

When choosing stocks, the fund first analyzes the financial services sectors, focusing on key macroeconomic, demographic and market trends to determine which sectors are likely to fare best within a particular environment. Based on this analysis, the fund may overweight or underweight certain financial services sectors. Using fundamental analysis, the fund then seeks companies within these sectors that have strong growth prospects, consistent earnings growth, strong balance sheets and attractive returns on equity. The fund will look for companies with attractive valuations and the potential to achieve predictable, above-average earnings or revenue growth. The fund typically sells a stock when the reasons for buying it no longer apply, when it achieves our price objective, or when the company begins to show deteriorating fundamentals or poor relative performance.

What other factors influenced the fund's performance?

Although stocks generally were buoyed during the reporting period by a moderately expanding U.S. economy, rising short-term interest rates undermined results of the financials sector. The Federal Reserve Board raised the overnight federal funds rate four times during the reporting period, driving it from 2.75% to 3.75%. Contrary to historical norms, however, longer-term interest rates failed to rise commensurately. As a result, the "spread" between short- and longer-term interest rates narrowed. Because many banks derive their earnings from the spread between longer-term loan rates and the short-term cost of funds, net interest margins were eroded.

In addition, many mortgage and specialty finance companies experienced a plateau in loan origination volumes. Lenders benefited greatly over the past several years, as low interest rates and higher home values enabled borrowers to refinance and reduce their borrowing costs, a practice that became less attractive as interest rates rose. While loan originations have remained at relatively high levels compared to historical averages, they have come off the peak achieved previously.

In this environment, we found relatively attractive opportunities among mortgage finance companies that we believed were selling at attractive valuations after being punished by investors for the downturn in mortgage originations. Similarly, we maintained an overweighted position in specialty finance companies that, in our view, had suffered from an unwarranted degree of investor concern regarding the possibility of consumer credit problems in an economic slowdown. Yet, despite generally strong business fundamentals, these inexpensive stocks became more inexpensive during the reporting period when investor sentiment deteriorated further.

Disappointments over the reporting period included subprime mortgage lender Saxon Capital, where earnings growth began to moderate, and Puerto Rico banks Doral Financial and R&G Financial, which also were hurt by allegations of accounting fraud. Mortgage insurance company Triad Guaranty experienced a rise in credit losses, and U.S. bank Washington Mutual lost value due to lower origination volumes.

Weakness in these areas was offset to a significant degree by strength among brokerage firms, which generally benefited from better conditions in the capital markets. In addition, the fund's security selection strategy helped the fund's banking holdings achieve better results than the benchmark's banking component. The fund's results were aided by strong performance from Signature Bank as well as by avoiding weakness in Morgan Stanley, which suffered amid a change in management.

What is the fund's current strategy?

We recently have reduced the fund's exposure to banks and mortgage finance companies, while increasing holdings of brokerage firms. This positioning reflects our view that we have reached the end of the credit-quality improvement cycle and the mortgage refinancing boom. However, we also have seen evidence of accelerating growth for commercial loans in a fairly robust economy. In addition, valuations and dividend yields remain attractive in some sub-sectors, which should further add to the fund's investment opportunities.

October 17, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through January 31, 2006, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.* **A significant portion of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance. Currently, the fund is relatively small in asset size. IPOs tend to have a reduced effect on performance as a fund's asset base grows.**

[2] *SOURCE: Goldman Sachs & Co. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Goldman Sachs Financial Services Index is a modified capitalization-weighted index designed as a benchmark for U.S.-traded securities. The index includes companies in the following categories: banking services; commercial and consumer financial services; brokerage firms and asset managers; insurance companies; and real estate companies. Total returns are calculated on a month-end basis.*

FUND PERFORMANCE



15,000

Dreyfus Premier Financial Services
   Fund (Class A shares) ————

Goldman Sachs Financial Services Index† ······

13,500

$13,654

12,000

$12,307

Dollars

10,500

9,000

7,500

12/28/01   02   03   04   05

Years Ended 9/30

Comparison of change in value of $10,000 investment in Dreyfus Premier Financial Services Fund Class A shares and the Goldman Sachs Financial Services Index

† *Source: Goldman Sachs & Co.*
Past performance is not predictive of future performance.
A significant portion of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance. Currently, the fund is relatively small in asset size. IPOs tend to have a reduced effect on performance as a fund's asset base grows.
The above graph compares a $10,000 investment made in Class A shares of Dreyfus Premier Financial Services Fund on 12/28/01 (inception date) to a $10,000 investment made in the Goldman Sachs Financial Services Index (the "Index") on that date. For comparative purposes, the value of the Index on 12/31/01 is used as the beginning value on 12/28/01. Performance for Class B, Class C, Class R and Class T shares will vary from the performance of Class A shares shown above due to differences in charges and expenses. All dividends and capital gain distributions are reinvested. The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses. The Index is a modified capitalization-weighted index designed as a benchmark for U.S. traded securities. The Index includes companies in the following categories: banking services; commercial and consumer financial services; brokerage firms and asset managers; insurance companies; and real estate companies. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 9/30/05*

	Inception Date	1 Year	From Inception
Class A shares			
with maximum sales charge (5.75%)	**12/28/01**	**(3.89)%**	**5.68%**
without sales charge	**12/28/01**	**1.95%**	**7.35%**
Class B shares			
with applicable redemption charge †	**10/31/03**	**(2.63)%**	**3.72%**
without redemption	**10/31/03**	**1.12%**	**5.71%**
Class C shares			
with applicable redemption charge ††	**10/31/03**	**0.10%**	**5.67%**
without redemption	**10/31/03**	**1.04%**	**5.67%**
Class R shares	**10/31/03**	**0.25%**	**5.27%**
Class T shares			
with applicable sales charge (4.5%)	**10/31/03**	**(3.35)%**	**3.16%**
without sales charge	**10/31/03**	**1.19%**	**5.68%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Financial Services Fund from April 1, 2005 to September 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended September 30, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 4.83	$ 8.74	$ 10.39	$ 17.25	$ 14.74
Ending value (after expenses)	$1,007.40	$1,002.80	$1,002.10	$994.50	$1,000.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended September 30, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 4.86	$ 8.80	$ 10.45	$ 17.36	$ 14.82
Ending value (after expenses)	$1,020.26	$1,016.34	$1,014.69	$1,007.77	$1,010.33

† *Expenses are equal to the fund's annualized expense ratio of .96% for Class A, 1.74% for Class B, 2.07% for Class C, 3.45% for Class R and 2.94% for Class T; multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

September 30, 2005

Common Stocks–96.4%	Shares	Value ($)
Banking–24.2%		
Bank of America	3,650	153,665
BankUnited Financial, Cl. A	1,200	27,444
Cathay General Bancorp	450	15,957
East West Bancorp	850	28,934
EuroBancshares	1,950 a	29,075
PNC Financial Services Group	450	26,109
Popular	750	18,165
R&G Financial, Cl. B	6,000	82,500
Texas Regional Bancshares, Cl. A	2,060	59,307
Wachovia	3,250	154,667
Wells Fargo & Co.	1,800	105,426
		701,249
Basic Industries–.8%		
BankAtlantic Bancorp, Cl. A	900	15,291
Westamerica Bancorporation	170	8,781
		24,072
Credit Cards–4.5%		
Capital One Financial	515	40,953
MBNA	3,640	89,689
		130,642
Financial Services–24.4%		
Boston Private Financial Holdings	1,000	26,540
CapitalSource	4,850 a	105,730
Columbia Bancorp	400	16,076
Commercial Capital Bancorp	1,600	27,200
Countrywide Financial	4,000	131,920
Doral Financial	1,390	18,167
Eagle Hospitality Properties Trust	1,500	14,970
Fannie Mae	1,250	56,025
Hibernia, Cl. A	2,800	84,112
National Financial Partners	250	11,285
Northern Trust	850	42,968
SunTrust Banks	100	6,945
US Bancorp	500	14,040
W Holding	5,450	52,102

Common Stocks *(continued)*	Shares	Value ($)
Financial Services *(continued)*		
Waddell & Reed Financial, Cl. A	700	13,552
Washington Mutual	200	7,844
Wintrust Financial	1,500	75,390
		704,866
Insurance−14.3%		
Allstate	260	14,375
American International Group	2,300	142,508
Chubb	320	28,656
MetLife	600	29,898
Prudential Financial	480	32,429
St. Paul Travelers Cos.	1,000	44,870
Triad Guaranty	3,050 [a]	119,621
		412,357
Investment Companies−17.5%		
Citigroup	1,830	83,302
Franklin Resources	700	58,772
Genworth Financial, Cl. A	1,330	42,879
Goldman Sachs Group	700	85,106
Greenhill & Co.	900	37,521
JPMorgan Chase & Co.	3,700	125,541
Merrill Lynch & Co.	1,200	73,620
		506,741
Mortgage Banking−10.3%		
Accredited Home Lenders Holding	1,750 [a]	61,530
Freddie Mac	1,000	56,460
Montpelier Re Holdings	1,300	32,305
New Century Financial	1,600	58,032
Saxon Capital	7,550	89,468
		297,795
Specialty Insurers−.4%		
Fidelity National Financial	280	**12,465**
Total Common Stocks		
(cost $2,833,324)		**2,790,187**

Short-Term Investment–3.4%	Principal Amount ($)	Value ($)
U.S. Treasury Bill; 3.24%, 11/17/2005 (cost $98,581)	99,000	**98,598**
Total Investments (cost $2,931,905)	**99.8%**	**2,888,785**
Cash and Receivables (Net)	**.2%**	**7,042**
Net Assets	**100.0%**	**2,895,827**

[a] Non-income producing.

Portfolio Summary†

	Value (%)		Value (%)
Financial Services	24.4	Credit Cards	4.5
Banking	24.2	Short-Term Investment	3.4
Investment Companies	17.5	Basic Industries	.8
Insurance	14.3	Specialty Insurers	.4
Mortgage Banking	10.3		**99.8**

† Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
September 30, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	2,931,905	2,888,785
Cash		9,208
Receivable for investment securities sold		20,213
Dividends receivable		2,543
Prepaid expenses		22,957
Due from The Dreyfus Corporation and affiliates–Note 3(c)		1,601
		2,945,307
Liabilities ($):		
Accrued expenses		**49,480**
Net Assets ($)		**2,895,827**
Composition of Net Assets ($):		
Paid-in capital		2,683,677
Accumulated undistributed investment income–net		38,095
Accumulated net realized gain (loss) on investments		217,175
Accumulated net unrealized appreciation (depreciation) on investments		(43,120)
Net Assets ($)		**2,895,827**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	2,494,036	328,421	68,523	1,103.50	3,743
Shares Outstanding	167,030	22,519	4,701	75.849	257.200
Net Asset Value Per Share ($)	**14.93**	**14.58**	**14.58**	**14.55**	**14.55**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended September 30, 2005

Investment Income ($):	
Income:	
Cash dividends (net of $287 foreign taxes withheld at source)	71,420
Interest	1,324
Income from securities lending	30
Total Income	**72,774**
Expenses:	
Management fee–Note 3(a)	19,946
Registration fees	92,073
Auditing fees	18,801
Legal fees	5,281
Prospectus and shareholders' reports	4,549
Custodian fees–Note 3(c)	3,835
Distribution fees–Note 3(b)	2,454
Shareholder servicing costs–Note 3(c)	733
Interest expense	182
Trustees fees and expenses–Note 3(d)	51
Miscellaneous	529
Total Expenses	**148,434**
Less-expense reimbursement from The Dreyfus Corporation due to undertaking–Note 3(a)	(117,430)
Less-reduction in custody fees due to earnings credits–Note 1(b)	(482)
Net Expenses	**30,522**
Investment income–Net	**42,252**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	238,232
Net unrealized appreciation (depreciation) on investments	(259,450)
Net Realized and Unrealized Gain (Loss) on Investments	**(21,218)**
Net Increase in Net Assets Resulting from Operations	**21,034**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended September 30,	
	2005	2004[a]
Operations ($):		
Investment income–net	42,252	15,639
Net realized gain (loss) on investments	238,232	143,174
Net unrealized appreciation (depreciation) on investments	(259,450)	120,872
Net Increase (Decrease) in Net Assets Resulting from Operations	**21,034**	**279,685**
Dividends to Shareholders from ($):		
Investment income–net		
Class A shares	(15,088)	(13,147)
Class B shares	(1,394)	(13)
Class C shares	(374)	(13)
Class R shares	–	(15)
Class T shares	(155)	(14)
Net realized gain on investments:		
Class A shares	(127,950)	–
Class B shares	(12,471)	–
Class C shares	(3,733)	–
Class R shares	(79)	–
Class T shares	(1,267)	–
Total Dividends	**(162,511)**	**(13,202)**

| | Year Ended September 30, | |
	2005	2004[a]
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	1,033,055	181,291
Class B shares	245,996	161,836
Class C shares	52,311	47,338
Class R shares	–	1,000
Class T shares	2,977	18,000
Dividends reinvested:		
Class A shares	138,047	13,092
Class B shares	13,220	13
Class C shares	4,032	13
Class R shares	79	15
Class T shares	1,422	14
Cost of shares redeemed:		
Class A shares	(357,071)	(107,394)
Class B shares	(70,182)	–
Class C shares	(30,428)	–
Class R shares	–	–
Class T shares	(17,906)	–
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**1,015,552**	**315,218**
Total Increase (Decrease) in Net Assets	**874,075**	**581,701**
Net Assets ($):		
Beginning of Period	2,021,752	1,440,051
End of Period	**2,895,827**	**2,021,752**
Undistributed investment income–net	38,095	13,562

	Year Ended September 30,	
	2005	2004[a]
Capital Share Transactions:		
Class A[b]		
Shares sold	67,767	11,668
Shares issued for dividends reinvested	8,721	899
Shares redeemed	(23,136)	(7,020)
Net Increase (Decrease) in Shares Outstanding	**53,352**	**5,547**
Class B[b]		
Shares sold	16,196	10,318
Shares issued for dividends reinvested	850	1
Shares redeemed	(4,846)	–
Net Increase (Decrease) in Shares Outstanding	**12,200**	**10,319**
Class C		
Shares sold	3,410	3,051
Shares issued for dividends reinvested	259	1
Shares redeemed	(2,020)	–
Net Increase (Decrease) in Shares Outstanding	**1,649**	**3,052**
Class R		
Shares sold	–	70
Shares issued for dividends reinvested	5	1
Net Increase (Decrease) in Shares Outstanding	**5**	**71**
Class T		
Shares sold	190	1,153
Shares issued for dividends reinvested	92	1
Shares redeemed	(1,179)	–
Net Increase (Decrease) in Shares Outstanding	**(897)**	**1,154**

[a] *The fund changed to a five class fund on October 31, 2003. The existing shares were redesignated Class A shares and the fund commenced offering Class B, Class C, Class R and Class T shares.*

[b] *During the period ended September 30, 2005, 4,324 Class B shares representing $62,468 were automatically converted to 4,239 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased or (decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended September 30,			
Class A Shares	2005	2004[a]	2003	2002[b]
Per Share Data ($):				
Net asset value, beginning of period	15.79	13.32	10.57	12.50
Investment Operations:				
Investment income–net[c]	.28	.14	.14	.07
Net realized and unrealized gain (loss) on investments	.10	2.45	2.67	(2.00)
Total from Investment Operations	.38	2.59	2.81	(1.93)
Distributions:				
Dividends from investment income–net	(.13)	(.12)	(.06)	–
Dividends from net realized gain on investments	(1.11)	–	–	–
Total Distributions	(1.24)	(.12)	(.06)	–
Net asset value, end of period	14.93	15.79	13.32	10.57
Total Return (%)	1.95[d]	19.70[d]	26.51	(15.44)[e]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	5.86	3.67	8.54	5.62[e]
Ratio of net expenses to average net assets	1.12	1.28	1.11	.99[e]
Ratio of net investment income to average net assets	1.79	.93	1.19	.55[e]
Portfolio Turnover Rate	175.80	67.11	41.53	47.05[e]
Net Assets, end of period ($ x 1,000)	2,494	1,795	1,440	869

[a] The fund commenced offering five classes of shares on October 31, 2003. The existing shares were redesignated Class A shares.

[b] From December 28, 2001 (commencement of operations) to September 30, 2002.

[c] Based on average shares outstanding at each month end.

[d] Exclusive of sales charge.

[e] Not annualized.

See notes to financial statements.

	Year Ended September 30,	
Class B Shares	2005	2004[a]
Per Share Data ($):		
Net asset value, beginning of period	15.56	14.33
Investment Operations:		
Investment income (loss)−net[b]	.17	(.07)
Net realized and unrealized gain on investments	.08	1.49
Total from Investment Operations	.25	1.42
Distributions:		
Dividends from investment income−net	(.12)	(.19)
Dividends from net realized gain on investments	(1.11)	−
Total Distributions	(1.23)	(.19)
Net asset value, end of period	14.58	15.56
Total Return (%)[c]	1.12	10.02[d]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	6.49	3.35[d]
Ratio of net expenses to average net assets	1.87	2.79[d]
Ratio of net investment income (loss) to average net assets	1.13	(.53)[d]
Portfolio Turnover Rate	175.80	67.11
Net Assets, end of period ($ x 1,000)	328	161

[a] *From October 31, 2003 (commencement of initial offering) to September 30, 2004.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

	Year Ended September 30,	
Class C Shares	2005	2004[a]
Per Share Data ($):		
Net asset value, beginning of period	15.56	14.33
Investment Operations:		
Investment income—net[b]	.15	.01
Net realized and unrealized gain on investments	.09	1.41
Total from Investment Operations	.24	1.42
Distributions:		
Dividends from investment income—net	(.11)	(.19)
Dividends from net realized gain on investments	(1.11)	–
Total Distributions	(1.22)	(.19)
Net asset value, end of period	14.58	15.56
Total Return (%)[c]	1.04	10.02[d]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	6.82	3.77[d]
Ratio of net expenses to average net assets	2.07	2.18[d]
Ratio of net investment income to average net assets	.95	.09[d]
Portfolio Turnover Rate	175.80	67.11
Net Assets, end of period ($ x 1,000)	69	47

[a] From October 31, 2003 (commencement of initial offering) to September 30, 2004.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
See notes to financial statements.

Class R Shares	Year Ended September 30,	
	2005	2004[a]
Per Share Data ($):		
Net asset value, beginning of period	15.54	14.33
Investment Operations:		
Investment income (loss)−net[b]	.03	(.01)
Net realized and unrealized gain on investments	.09	1.44
Total from Investment Operations	.12	1.43
Distributions:		
Dividends from investment income−net	−	(.22)
Dividends from net realized gain on investments	(1.11)	−
Total Distributions	(1.11)	(.22)
Net asset value, end of period	14.55	15.54
Total Return (%)	.25	10.08[c]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	7.43	4.04[c]
Ratio of net expenses to average net assets	2.76	2.04[c]
Ratio of net investment income (loss) to average net assets	.17	(.04)[c]
Portfolio Turnover Rate	175.80	67.11
Net Assets, end of period ($ x 1,000)	1	1

[a] *From October 31, 2003 (commencement of initial offering) to September 30, 2004.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
See notes to financial statements.

	Year Ended September 30,	
Class T Shares	2005	2004[a]
Per Share Data ($):		
Net asset value, beginning of period	15.53	14.33
Investment Operations:		
Investment income (loss)−net[b]	.14	(.11)
Net realized and unrealized gain on investments	.13	1.51
Total from Investment Operations	.27	1.40
Distributions:		
Dividends from investment income−net	(.14)	(.20)
Dividends from net realized gain on investments	(1.11)	−
Total Distributions	(1.25)	(.20)
Net asset value, end of period	14.55	15.53
Total Return (%)[c]	1.19	9.88[d]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	6.12	3.30[d]
Ratio of net expenses to average net assets	1.77	2.82[d]
Ratio of net investment income (loss) to average net assets	.91	(.83)[d]
Portfolio Turnover Rate	175.80	67.11
Net Assets, end of period ($ x 1,000)	4	18

[a] From October 31, 2003 (commencement of initial offering) to September 30, 2004.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Financial Services Fund (the "fund") is a separate non-diversified series of Dreyfus Premier Opportunity Funds (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering five series, including the fund. The fund's investment objective is long-term capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of shares of $.001 par value Beneficial Interest in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of September 30, 2005, MBC Investments Corp., an indirect subsidiary of Mellon Financial, held 87,445 Class A shares, all of the outstanding Class R shares and 76 Class T shares of the fund.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At September 30, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $183,747, undistributed capital gains $109,075 and unrealized depreciation $80,672.

The tax character of distributions paid to shareholders during the fiscal periods ended September 30, 2005 and September 30, 2004 were as follows: ordinary income $111,014 and $13,202, and long-term capital gains $51,497 and $0, respectively.

During the period ended September 30, 2005, as a result of permanent book to tax differences primarily due to the tax treatment for real estate investment trusts, the fund decreased accumulated undistributed investment income-net by $708, increased accumulated net realized gain (loss) on investments by $783 and decreased paid-in capital by $75. Net assets were not affected by this reclassification

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $250 thousand for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the leveraging arrangement during the period ended September 30, 2005, was approximately $4,700, with a related weighted average annualized interest rate of 3.91%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .80% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken from October 1, 2004 through January 31, 2006 that, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings, Rule 12b-1 distribution plan fees, shareholder services plan fees and extraordinary expenses, exceed an annual rate of 1.05% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expense. The expense reimbursement, pursuant to the undertaking, amounted to $117,430 during the period ended September 30, 2005.

During the period ended September 30, 2005, the Distributor retained $4,551 from commissions earned on sales of the fund's Class A shares, and $55 and $244 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares, and .25% of the value of the average daily net assets of Class T shares. During the period ended September 30, 2005, Class B, Class C and Class T shares were charged $1,907, $525 and $22, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended September 30, 2005, Class A, Class B, Class C and Class T shares were charged $5,398, $635, $175 and $22, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended September 30, 2005, the fund was charged $1,224 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended September 30, 2005, the fund was charged $3,835 pursuant to the custody agreement.

During the period ended September 30, 2005, the fund was charged $2,834 for services performed by the Chief Compliance Officer.

The components of Due from The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $1,925, Rule 12b-1 distribution plan fees $251, shareholder services plan fees $601, custodian fees $3,146, chief compliance officer fees $929 and transfer agency per account fees $1,265, which are offset against an expense reimbursement currently in effect in the amount of $9,718.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended September 30, 2005, amounted to $5,152,831 and $4,284,456, respectively.

At September 30, 2005, the cost of investments for federal income tax purposes was $2,969,457; accordingly, accumulated net unrealized depreciation on investments was $80,672, consisting of $142,937 gross unrealized appreciation and $223,609 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Premier Financial Services Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Financial Services Fund (one of the funds comprising Dreyfus Premier Opportunity Funds) as of September 30, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held by the custodian as of September 30, 2005 and confirmation of securities not held by the custodian by correspondence with others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Financial Services Fund at September 30, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
November 11, 2005

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes the fund designates 31.05% of the ordinary dividends paid during the fiscal year ended September 30, 2005 as qualifying for the corporate dividends received deduction. Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $25,466 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2006 of the percentage applicable to the preparation of their 2005 income tax returns. Also, the fund designates $.3923 per share as a long-term capital gain distribution paid on December 16, 2004.

INFORMATION ABOUT THE REVIEW AND APPROVAL
OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At separate meetings of the Board of Trustees of the Company held on July 12-13, 2005, the Board considered the re-approval of the fund's Management Agreement for another one year term, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the Company, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to the fund's Management Agreement. The presentation included a detailed summary of the services provided to Dreyfus-managed mutual funds by each business unit within the Manager. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management
Fee and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee and expense ratio and placed significant
emphasis on comparisons to a group of comparable funds and Lipper
averages. The group of comparable funds was previously approved by
the Board for this purpose, and was prepared using a Board-approved
selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the fund. The
Board members discussed the results of the comparisons for various
periods ended May 31, 2005, and noted that the fund's one-year total
return performance was below, and its three-year total return performance was above, the averages of the comparison group and its Lipper
category. The Board members also noted management's efforts to
improve performance by recommending to the Board the appointment of two additional portfolio managers, effective July 13, 2005, to
assist the fund's primary portfolio manager. The Board members also
discussed the fund's expense ratio, noting that the current fee waiver
and expense reimbursement arrangement undertaken by the Manager
had caused the fund's expense ratio to be lower than the Lipper category and comparison group averages. The Board reviewed the range
of management fees in the comparison group, noting that the fund's
management fee ranked in the top half (i.e., lower than most others).

Representatives of the Manager noted that the Manager or its affiliates
do not manage other mutual funds or accounts with similar investment objectives, policies and strategies as the fund.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's rep-
resentatives reviewed the dollar amount of expenses allocated and
profit received by the Manager and the method used to determine
such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the
Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Manager's representatives stated that the methodology had

also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund, including any soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that discussions of economies of scale historically have been predicated on increasing assets and that, if a fund's assets had been decreasing, the extent to which the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided. The Board also noted the current fee waiver and expense reimbursement arrangement and its effect on the profitability of the Manager.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations with respect to the fund.

- The Board concluded that the nature, extent and quality of the services provided by the Manager to the fund are adequate and appropriate.

- While the Board was concerned with the fund's one-year total return performance, the Board noted management's efforts to improve the fund's performance by recommending to the Board the appointment of two additional portfolio managers, effective July 13, 2005, to assist the fund's primary portfolio manager.

- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (62)
Chairman of the Board (2000)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board
• Sunair Electronics, Inc., engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

———————

Clifford L. Alexander, Jr. (72)
Board Member (2000)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 66

———————

Lucy Wilson Benson (78)
Board Member (2000)

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps., Director Emeritus
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Trustee Emeritus
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 40

David W. Burke (69)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 84

————————

Whitney I. Gerard (70)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 38

————————

Arthur A. Hartman (79)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings-Vostok

Other Board Memberships and Affiliations:
• APCO Associates Inc., Senior Consultant

No. of Portfolios for which Board Member Serves: 38

————————

George L. Perry (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 38

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of Dreyfus, and an officer of 90 investment companies (comprised of 184 portfolios) managed by Dreyfus. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 60 years old and has been an employee of Dreyfus since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of Dreyfus, and an officer of 90 investment companies (comprised of 184 portfolios) managed by Dreyfus. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 52 years old and has been an employee of Dreyfus since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 59 years old and has been an employee of Dreyfus since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 45 years old and has been an employee of Dreyfus since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 39 years old and has been an employee of Dreyfus since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. She is 49 years old and has been an employee of Dreyfus since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 43 years old and has been an employee of Dreyfus since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. She is 42 years old and has been an employee of Dreyfus since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 42 years old and has been an employee of Dreyfus since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 53 years old and has been an employee of Dreyfus since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 40 years old and has been an employee of Dreyfus since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director-Mutual Fund Accounting of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 47 years old and has been an employee of Dreyfus since April 1985.

GREGORY S. GRUBER, Assistant Treasurer since August 2005.

Senior Accounting Manager – Municipal Bond Funds of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 46 years old and has been an employee of Dreyfus since August 1981.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 37 years old and has been an employee of Dreyfus since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market Funds of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 41 years old and has been an employee of Dreyfus since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 38 years old and has been an employee of Dreyfus since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 51 years old and has been an employee of Dreyfus since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of Dreyfus and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with Dreyfus since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by Dreyfus. He is 35 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Premier
Financial Services Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0069AR0905

Dreyfus Premier Natural Leaders Fund

ANNUAL REPORT September 30, 2005



Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Premier Natural Leaders Fund covers the 12-month period from October 1, 2004, through September 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Alexander S. Marshall.

After rallying in the final weeks of 2004, stocks have traded within a relatively narrow range through most of 2005, as soaring energy prices and rising short-term interest rates offset more positive market forces, including a moderately expanding economy and better-than-expected corporate earnings. A closer look at stock market performance reveals more disparate returns among various industry groups, with most energy and energy servicing stocks benefiting from higher oil and gas prices, and many consumer and industrial stocks retreating amid concerns that higher energy prices might undermine consumer spending and begin to cut into profit margins.

Recent events — including sharply higher gasoline and energy prices, and Hurricane Katrina — have added a degree of uncertainty to the economic outlook. However, our economist currently expects the U.S. economy to continue to grow without either entering a recession or triggering a significant acceleration of inflation. As always, we encourage you to discuss the potential implications of these and other matters with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
October 17, 2005



DISCUSSION OF FUND PERFORMANCE

Alexander S. Marshall, Portfolio Manager

How did Dreyfus Premier Natural Leaders Fund perform relative to its benchmark?

For the 12-month period ended September 30, 2005, the fund produced a total return of 48.74% for Class A shares, 47.71% for Class B shares, 47.68% for Class C shares, 49.15% for Class R shares and 48.36% for Class T shares.[1] This compares with the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), which produced a total return of 12.25% for the same period.[2] The Goldman Sachs Natural Resource Index, which more closely reflects the fund's composition, produced 47.53% for the period. [3]

We attribute these results primarily to soaring oil and gas prices, which led to strong earnings gains for energy-related companies. Non-energy mineral stocks also benefited from positive economic conditions, particularly during the first half of the reporting period. As a result, natural resources stocks strongly outperformed the broader market as represented by the S&P 500 Index. Compared to the Goldman Sachs Natural Resource Index, the fund delivered particularly good returns in the areas of industrial services and non-energy minerals.

On a separate note, Alexander S. Marshall became a co-primary portfolio manager of the fund in June 2005 and the fund's primary portfolio manager in September 2005.

What is the fund's investment approach?

The fund seeks long-term capital appreciation. The fund normally invests at least 65% of its assets in the stocks of companies in the natural resources-related sectors. These companies may include, for example, companies involved either directly or through subsidiaries in exploring, mining, drilling, refining, processing, transporting, distributing, fabricating, dealing or owning natural resources and companies providing environmental services. The fund typically will invest in equity securities of U.S.-based companies, but may invest up to 45% of its total assets in foreign securities, including emerging market securities. The fund's investments may include common stocks, preferred stocks, warrants and convertible securities, including those purchased in initial public offerings and American Depository Receipts (ADRs). The fund may also invest in exchange-traded funds, which generally are designed to provide investment results corresponding to an index.

The fund invests in growth and value stocks, and typically will maintain exposure to the major natural resources sectors. Using fundamental research and direct management contact, the portfolio manager seeks stocks of companies with strong positions in their natural resources sector, sustained achievement records and strong financial conditions. The portfolio manager also looks for special situations, such as corporate restructurings, turnarounds or management changes that could increase the stock price. The fund typically sells a stock when the reasons for buying it no longer apply or when the company begins to show deteriorating fundamentals or poor relative performance or when a stock is fully valued by the market. The fund may also sell a stock to secure gains, limit losses or re-deploy assets into more promising opportunities.

What other factors influenced the fund's performance?

The fund's performance benefited from soaring prices of crude oil and natural gas, which reached record levels as global demand for energy was met by a constrained supply of energy-related commodities. Toward the end of the reporting period, hurricanes Katrina and Rita damaged key U.S. drilling and refining facilities, contributing further to the supply-and-demand imbalance.

The fund realized its strongest returns from industrial companies serving the energy industry. Among the fund's holdings that helped its performance were oilfield equipment and services providers Schumberger and Grant Prideco, and geophysical survey specialists TGS Nopec Geophysical and Veritas DGC. Despite relatively light exposure compared to the Goldman Sachs Natural Resource Index to the energy sector, the fund achieved above-average results with strong individual stock selections, including coal companies Fording Canadian Coal Trust, Peabody Energy and Massey Energy. The fund also maintained significant exposure to some of the market's better-performing integrated oil and gas companies, such as Chevron, BP, Exxon Mobil and Petroleo Brasileiro.

Investments in non-energy related sectors increased the fund's diversification while further boosting relative returns. Performance proved especially robust in the non-energy minerals area. Good individual stock selections included iron and steel related company POSCO and a diversified group of other mining concerns, such as FNX Mining, Cameco and Zinifex Ltd. Underweight in aluminum producers Alcoa and Alcan helped the fund's relative performance. The fund also enhanced relative performance in the processing industries area by avoiding investments in pulp and paper stocks, which were hurt by rising energy costs and a weak pricing environment. On the other hand, the fund's investments in the transportation sector, such as marine shippers Golar LNG and General Maritime, produced relatively weak returns. The fund's performance was also hurt by investments made in gold securities and ADA-ES, an environmental technology provider to coal-fired electric utilities.

What is the fund's current strategy?

The fund's new portfolio manager has maintained the fund's underlying investment strategy. As of the end of the reporting period, the fund has remained focused on energy-related stocks in the industrial services and energy sectors. We have begun trimming the fund's exposure to non-energy minerals in light of rising energy prices and the potential for slowing industrial demand in the United States and China. Nevertheless, the fund remains more broadly diversified across natural resources-related companies than the Goldman Sachs Natural Resource Index.

October 17, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through January 31, 2006. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

[3] *SOURCE: Goldman Sachs & Co. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Goldman Sachs Natural Resource Index has been developed by Goldman Sachs as an equity benchmark for U.S.-traded natural resources-related stocks. The index includes companies in the following categories: extractive industries, energy companies, owners and operators of timber tracts, forestry services, producers of pulp and paper, and owners of plantations. It is a modified capitalization-weighted index and component companies must meet objective criteria for inclusion.*

FUND PERFORMANCE



Legend	
Dreyfus Premier Natural Leaders Fund (Class A shares)	———
Dreyfus Premier Natural Leaders Fund (Class B shares)	———
Dreyfus Premier Natural Leaders Fund (Class C shares)	······
Dreyfus Premier Natural Leaders Fund (Class R shares)	– – – –
Dreyfus Premier Natural Leaders Fund (Class T shares)	··········
Standard & Poor's 500 Composite Stock Price Index†	▬▬▬

Comparison of change in value of $10,000 investment in Dreyfus Premier Natural Leaders Fund Class A shares, Class B shares, Class C shares, Class R shares and Class T shares and the Standard & Poor's 500 Composite Stock Price Index

† *Source: Lipper Inc.*
Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in Class A, Class B, Class C, Class R and Class T shares of Dreyfus Premier Natural Leaders Fund on 10/31/03 (inception date) to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.
The fund's performance shown in the line graph takes into account the maximum initial sales charges on Class A and Class T shares, the applicable contingent deferred sales charge on Class B shares and all other applicable fees and expenses on all classes. The Index is a widely accepted, unmanaged index of overall U.S. stock market performance. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 9/30/05*

	Inception Date	1 Year	From Inception
Class A shares			
with maximum sales charge (5.75%)	**10/31/03**	**40.23%**	**39.79%**
without sales charge	**10/31/03**	**48.74%**	**44.16%**
Class B shares			
with applicable redemption charge †	**10/31/03**	**43.71%**	**41.60%**
without redemption	**10/31/03**	**47.71%**	**43.11%**
Class C shares			
with applicable redemption charge ††	**10/31/03**	**46.68%**	**43.14%**
without redemption	**10/31/03**	**47.68%**	**43.14%**
Class R shares	**10/31/03**	**49.15%**	**44.58%**
Class T shares			
with applicable sales charge (4.5%)	**10/31/03**	**41.67%**	**40.41%**
without sales charge	**10/31/03**	**48.36%**	**43.83%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Natural Leaders Fund from April 1, 2005 to September 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended September 30, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 8.56	$ 12.78	$ 12.50	$ 6.97	$ 10.30
Ending value (after expenses)	$1,260.30	$1,255.90	$1,255.90	$1,262.00	$1,258.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended September 30, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 7.64	$ 11.41	$ 11.16	$ 6.23	$ 9.20
Ending value (after expenses)	$1,017.50	$1,013.74	$1,013.99	$1,018.90	$1,015.94

† *Expenses are equal to the fund's annualized expense ratio of 1.51% for Class A, 2.26% for Class B, 2.21% for Class C, 1.23% for Class R and 1.82% for Class T; multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

September 30, 2005

Common Stocks−97.4%	Shares	Value ($)
Chemicals−1.1%		
E I Du Pont de Nemours & Co.	1,600	62,672
Praxair	3,200	153,376
		216,048
Chemicals/Specialty−.7%		
Chemtura	11,600	**144,072**
Consumer Staples−.7%		
Dean Foods	3,700 a	**143,782**
Energy−50.4%		
Apache	5,000	376,100
Baker Hughes	2,100	125,328
BJ Services	13,000	467,870
BP, ADR	3,700	262,145
Chevron	8,960	579,981
ConocoPhillips	6,540	457,211
Denbury Resources	3,600 a	181,584
Diamond Offshore Drilling	3,800	232,750
ENI, ADR	2,500	370,250
ENSCO International	3,700	172,383
Exxon Mobil	5,900	374,886
General Maritime	2,200	80,982
Global Industries	12,600 a	185,724
Grey Wolf	19,500 a	164,385
Halliburton	4,700	322,044
Headwaters	4,800 a	179,520
Marathon Oil	9,300	641,049
Nabors Industries	4,900 a	351,967
National Oilwell Varco	2,500 a	164,500
Noble	5,070	347,092
Occidental Petroleum	2,500	213,575
OPTI Canada	5,400 a	183,626
Penn West Energy Trust	5,745	180,570
Petroleo Brasileiro, ADR	4,200	300,258
Pioneer Drilling	7,900 a	154,208
Pride International	6,700 a	191,017
Range Resources	3,900	150,579
Rowan Cos.	6,200	220,038
Royal Dutch Shell, Cl. A, ADR	2,400	157,536

Common Stocks (continued)	Shares	Value ($)
Energy (continued)		
Schlumberger	2,400	202,512
Southwestern Energy	7,100 a	521,140
Sunoco	2,400	187,680
Total, ADR	2,800	380,296
Transocean	6,100 a	373,991
Valero Energy	2,400	271,344
Veritas DGC	2,600 a	95,212
		9,821,333
Exchange Traded Funds—4.9%		
iShares COMEX Gold Trust	9,210 a	431,028
Streettracks Gold Trust	11,100 a	518,592
		949,620
Gold Mining—.9%		
Kinross Gold	24,100 a	**185,088**
Industrial—2.8%		
Bucyrus International, Cl. A	2,900	142,477
Joy Global	3,900	196,794
Zinifex	56,700 b	197,198
		536,469
Materials—8.5%		
BASF, ADR	4,700	354,380
BHP Billiton, ADR	9,600	328,128
Fording Canadian Coal Trust	6,600	280,962
Massey Energy	5,100	260,457
PAN American Silver	8,600 a	151,876
Peabody Energy	3,300	278,355
		1,654,158
Metals—3.7%		
Amerigo Resources	70,000	105,458
FNX Mining	36,700 a	485,174
Rio Tinto, ADR	800	131,440
		722,072

Common Stocks (continued)	Shares	Value ($)
Non-Energy Minerals—2.1%		
Cleveland-Cliffs	2,200	191,642
POSCO, ADR	3,900	220,584
		412,226
Oil & Gas—19.3%		
Amerada Hess	2,700	371,250
Canadian Natural Resources	3,300	149,127
Chesapeake Energy	4,700	179,775
Cooper Cameron	1,900 [a]	140,467
GlobalSantaFe	9,300	424,266
Grant Prideco	11,358 [a]	461,703
Helmerich & Payne	2,300	138,897
Hornbeck Offshore Services	5,000 [a]	183,150
Offshore Logistics	5,200 [a]	192,400
Repsol YPF, ADR	5,000	161,550
Sasol, ADR	8,200	317,258
Tesoro	2,100	141,204
Todco, Cl. A	10,800	450,468
Ultra Petroleum	3,600 [a]	204,768
XTO Energy	5,300	240,196
		3,756,479
Pipelines—1.1%		
Kinder Morgan Management	4,300 [a]	**213,108**
Transportation/Marine—1.2%		
OMI	13,000	**232,310**
Total Common Stocks		
(cost $15,320,338)		**18,986,765**

Other Investment—7.4%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $1,441,000)	1,441,000 [c]	**1,441,000**

Investment of Cash Collateral for Securities Loaned—.9%	Shares	Value ($)
Dreyfus Institutional Cash Advantage Plus Fund (cost $166,396)	166,396 c	**166,396**
Total Investments (cost $16,927,734)	**105.7%**	**20,594,161**
Liabilities, Less Cash and Receivables	**(5.7%)**	**(1,103,747)**
Net Assets	**100.0%**	**19,490,414**

ADR—American Depository Receipts.

a   *Non-income producing.*

b   *All or a portion of this security is on loan. At September 30, 2005, the total market value of the fund's security on loan is $158,509 and the total market value of the collateral held by the fund is $166,396.*

c   *Investments in affiliated money market mutual funds.*

Portfolio Summary †

	Value (%)		Value (%)
Energy	50.4	Exchange Traded Funds	4.9
Oil & Gas	19.3	Metals	3.7
Materials	8.5	Other	10.6
Money Market Investments	8.3		**105.7**

†   *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2005

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments (including securities on loan, valued at $158,509)–Note 1(c):		
Unaffiliated issuers	15,320,338	18,986,765
Affiliated issuers	1,607,396	1,607,396
Receivable for investment securities sold		537,459
Dividends receivable		18,639
Receivable for shares of Beneficial Interest subscribed		2,437
Prepaid expenses and other assets		11,461
		21,164,157
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		19,069
Cash overdraft due to custodian		36,742
Payable for investment securities purchased		1,382,317
Liability for securities on loan–Note 1(c)		166,396
Payable for shares of Beneficial Interest redeemed		29,476
Accrued expenses		39,743
		1,673,743
Net Assets ($)		**19,490,414**
Composition of Net Assets ($):		
Paid-in capital		14,708,843
Accumulated undistributed investment income–net		50,463
Accumulated net realized gain (loss) on investments		1,074,271
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		3,656,837
Net Assets ($)		**19,490,414**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	8,278,161	6,633,925	3,857,437	287,272	433,619
Shares Outstanding	339,236	275,258	159,710	11,713	17,787
Net Asset Value Per Share ($)	**24.40**	**24.10**	**24.15**	**24.53**	**24.38**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended September 30, 2005

Investment Income ($):	
Income:	
Cash dividends (net of $13,599 foreign taxes withheld at source):	
Unaffiliated issuers	185,528
Affiliated issuers	12,168
Income on securities lending	4,014
Total Income	**201,710**
Expenses:	
Management fee–Note 3(a)	68,707
Registration fees	65,114
Shareholder servicing costs–Note 3(c)	34,680
Auditing fees	32,623
Distribution fees–Note 3(b)	32,381
Prospectus and shareholders' reports	14,339
Custodian fees–Note 3(c)	5,887
Trustees' fees and expenses–Note 3(d)	1,716
Miscellaneous	6,950
Total Expenses	**262,397**
Less–expense reimbursement from The Dreyfus Corporation due to undertaking–Note 3(a)	(93,175)
Net Expenses	**169,222**
Investment Income–Net	**32,488**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	1,173,357
Net realized gain (loss) on forward currency exchange contracts	(3,794)
Net realized gain (loss) on options transactions	(26,729)
Net Realized Gain (Loss)	**1,142,834**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	3,072,363
Net Realized and Unrealized Gain (Loss) on Investments	**4,215,197**
Net Increase in Net Assets Resulting from Operations	**4,247,685**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended September 30,	
	2005	2004[a]
Operations ($):		
Investment income—net	32,488	9,500
Net realized gain (loss) on investments	1,142,834	109,616
Net unrealized appreciation (depreciation) on investments	3,072,363	584,474
Net Increase (Decrease) in Net Assets Resulting from Operations	**4,247,685**	**703,590**
Dividends to Shareholders from ($):		
Investment income—net:		
Class A shares	(10,565)	–
Class B shares	(1,944)	–
Class R shares	(1,226)	–
Net realized gain on investments:		
Class A shares	(88,375)	–
Class B shares	(35,323)	–
Class C shares	(22,537)	–
Class R shares	(8,283)	–
Class T shares	(6,760)	–
Total Dividends	**(175,013)**	**–**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	6,794,860	2,064,583
Class B shares	5,583,950	667,668
Class C shares	3,017,664	499,092
Class R shares	219,931	260,087
Class T shares	364,163	213,789

	Year Ended September 30,	
	2005	2004[a]
Beneficial Interest Transactions ($) (continued):		
Dividends Reinvested:		
Class A shares	56,778	–
Class B shares	34,055	–
Class C shares	21,365	–
Class R shares	9,306	–
Class T shares	6,760	–
Cost of shares redeemed:		
Class A shares	(2,626,929)	(229,511)
Class B shares	(938,739)	(68,653)
Class C shares	(556,542)	–
Class R shares	(361,951)	–
Class T shares	(317,574)	–
Increase (Decrease) in Net Assets **from Beneficial Interest Transactions**	**11,307,097**	**3,407,055**
Total Increase (Decrease) in Net Assets	**15,379,769**	**4,110,645**
Net Assets ($):		
Beginning of Period	4,110,645	–
End of Period	**19,490,414**	**4,110,645**
Undistributed investment income–net	50,463	13,892

	Year Ended September 30,	
	2005	2004[a]
Capital Share Transactions:		
Class A[b]		
Shares sold	341,267	142,443
Shares issued for dividends reinvested	3,261	–
Shares redeemed	(132,747)	(14,988)
Net Increase (Decrease) in Shares Outstanding	**211,781**	**127,455**
Class B[b]		
Shares sold	278,327	47,281
Shares issued for dividends reinvested	1,970	–
Shares redeemed	(47,654)	(4,666)
Net Increase (Decrease) in Shares Outstanding	**232,643**	**42,615**
Class C		
Shares sold	152,508	35,873
Shares issued for dividends reinvested	1,233	–
Shares redeemed	(29,904)	–
Net Increase (Decrease) in Shares Outstanding	**123,837**	**35,873**
Class R		
Shares sold	11,416	19,997
Shares issued for dividends reinvested	533	–
Shares redeemed	(20,233)	–
Net Increase (Decrease) in Shares Outstanding	**(8,284)**	**19,997**
Class T		
Shares sold	18,269	16,903
Shares issued for dividends reinvested	388	–
Shares redeemed	(17,773)	–
Net Increase (Decrease) in Shares Outstanding	**884**	**16,903**

[a] *From October 31, 2003 (commencement of operations) to September 30, 2004.*

[b] *During the period ended September 30, 2005, 15,455 Class B shares representing $328,476 were automatically converted to 15,283 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased or (decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended September 30,	
Class A Shares	2005	2004[a]
Per Share Data ($):		
Net asset value, beginning of period	16.96	12.50
Investment Operations:		
Investment income−net[b]	.13	.10
Net realized and unrealized gain (loss) on investments	7.90	4.36
Total from Investment Operations	8.03	4.46
Distributions:		
Dividends from investment income−net	(.06)	−
Dividends from net realized gain on investments	(.53)	−
Total Distributions	(.59)	−
Net asset value, end of period	24.40	16.96
Total Return (%)[c]	48.74	35.68[d]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	2.57	6.80[d]
Ratio of net expenses to average net assets	1.51	1.38[d]
Ratio of net investment income to average net assets	.66	.65[d]
Portfolio Turnover Rate	114.16	155.28[d]
Net Assets, end of period ($ x 1,000)	8,278	2,162

[a] *From October 31, 2003 (commencement of operations) to September 30, 2004.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

	Year Ended September 30,	
Class B Shares	2005	2004[a]
Per Share Data ($):		
Net asset value, beginning of period	16.84	12.50
Investment Operations:		
Investment (loss)−net[b]	(.00)[c]	(.01)
Net realized and unrealized		
gain (loss) on investments	7.82	4.35
Total from Investment Operations	7.82	4.34
Distributions:		
Dividends from investment income−net	(.03)	−
Dividends from net realized gain on investments	(.53)	−
Total Distributions	(.56)	−
Net asset value, end of period	24.10	16.84
Total Return (%)[d]	47.71	34.72[e]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	3.19	8.44[e]
Ratio of net expenses to average net assets	2.26	2.07[e]
Ratio of net investment		
(loss) to average net assets	(.01)	(.05)[e]
Portfolio Turnover Rate	114.16	155.28[e]
Net Assets, end of period ($ x 1,000)	6,634	718

[a] From October 31, 2003 (commencement of operations) to September 30, 2004.

[b] Based on average shares outstanding at each month end.

[c] Amount represents less than ($.01) per share.

[d] Exclusive of sales charge.

[e] Not annualized.

See notes to financial statements.

Class C Shares	Year Ended September 30,	
	2005	2004[a]
Per Share Data ($):		
Net asset value, beginning of period	16.85	12.50
Investment Operations:		
Investment income (loss)–net[b]	.01	(.01)
Net realized and unrealized gain (loss) on investments	7.82	4.36
Total from Investment Operations	7.83	4.35
Distributions:		
Dividends from net realized gain on investments	(.53)	–
Net asset value, end of period	24.15	16.85
Total Return (%)[c]	47.68	34.80[d]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	3.17	8.12[d]
Ratio of net expenses to average net assets	2.21	2.07[d]
Ratio of net investment income (loss) to average net assets	.03	(.09)[d]
Portfolio Turnover Rate	114.16	155.28[d]
Net Assets, end of period ($ x 1,000)	3,857	604

[a] *From October 31, 2003 (commencement of operations) to September 30, 2004.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

	Year Ended September 30,	
Class R Shares	2005	2004[a]
Per Share Data ($):		
Net asset value, beginning of period	17.01	12.50
Investment Operations:		
Investment income—net[b]	.15	.11
Net realized and unrealized		
gain (loss) on investments	7.98	4.40
Total from Investment Operations	8.13	4.51
Distributions:		
Dividends from investment income—net	(.08)	–
Dividends from net realized gain on investments	(.53)	–
Total Distributions	(.61)	–
Net asset value, end of period	24.53	17.01
Total Return (%)	49.15	36.08[c]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	2.61	8.19[c]
Ratio of net expenses to average net assets	1.23	1.15[c]
Ratio of net investment income		
to average net assets	.81	.75[c]
Portfolio Turnover Rate	114.16	155.28[c]
Net Assets, end of period ($ x 1,000)	287	340

[a] *From October 31, 2003 (commencement of operations) to September 30, 2004.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
See notes to financial statements.

	Year Ended September 30,	
Class T Shares	2005	2004[a]
Per Share Data ($):		
Net asset value, beginning of period	16.93	12.50
Investment Operations:		
Investment income−net[b]	.06	.04
Net realized and unrealized gain (loss) on investments	7.92	4.39
Total from Investment Operations	7.98	4.43
Distributions:		
Dividends from net realized gain on investments	(.53)	−
Net asset value, end of period	24.38	16.93
Total Return (%)[c]	48.36	35.44[d]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	3.03	9.09[d]
Ratio of net expenses to average net assets	1.80	1.61[d]
Ratio of net investment income to average net assets	.30	.25[d]
Portfolio Turnover Rate	114.16	155.28[d]
Net Assets, end of period ($ x 1,000)	434	286

[a] *From October 31, 2003 (commencement of operations) to September 30, 2004.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Natural Leaders Fund (the "fund") is a separate non-diversified series of Dreyfus Premier Opportunity Funds (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering five series, including the fund. The fund's investment objective is long-term capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B, Class C, Class R and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

Options traded over-the-counter are priced at the mean between the bid and asked price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At September 30, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $971,560, undistributed capital gains $397,562 and unrealized appreciation $3,412,449.

The tax character of distributions paid to shareholders during the fiscal period ended September 30, 2005 was as follows: ordinary income $173,837 and long-term capital gains $1,176.

During the period ended September 30, 2005, as a result of permanent book to tax differences primarily due to the tax treatment for foreign currency transactions, real estate investment trusts and passive foreign investment companies, the fund increased accumulated undistributed investment income-net by $17,818 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $500 thousand for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended September 30, 2005, the fund did not borrow under either line of credit.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken from October 31, 2004 through January 31, 2006, that, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings, Rule 12b-1 distribution plan fees, share-holder services plan fees and extraordinary expenses, exceed an annual rate of 1.25% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expense. The expense reimbursement, pursuant to the undertaking, amounted to $93,175 during the period ended September 30, 2005.

During the period ended September 30, 2005, the Distributor retained $28,022 and $56 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $2,093 and $1,263 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the

Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended September 30, 2005, Class B, Class C and Class T shares were charged $18,096, $13,723 and $562, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended September 30, 2005, Class A, Class B, Class C and Class T shares were charged $11,161, $6,032, $4,574 and $562, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended September 30, 2005, the fund was charged $8,295 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended September 30, 2005, the fund was charged $5,887 pursuant to the custody agreement.

During the period ended September 30, 2005, the fund was charged $2,834 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $6,051, Rule 12b-1 distribution plan fees $5,846, shareholder services plan fees $3,541, custodian fees $1,242, chief compliance officer fees $929 and transfer agency per account fees $1,460.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and options transactions, during the period ended September 30, 2005, amounted to $20,986,270 and $10,305,034, respectively.

The following summarizes the fund's call/put options written for the period ended September 30, 2005:

| | Face Amount Covered by Contracts ($) | Premiums Received ($) | Options Terminated | |
Options Written:			Costs ($)	Net Realized Gain (Loss) ($)
Contracts outstanding September 30, 2004	–	–	–	–
Contracts written	11,500	15,633	–	–
Contracts terminated; Contracts closed	11,500	15,633	8,222	7,411
Contracts outstanding September 30, 2005	–	–		

The fund may purchase and write (sell) call/put options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counter party nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. At September 30, 2005, there were no open forward currency exchange contracts.

At September 30, 2005, the cost of investments for federal income tax purposes was $17,172,122; accordingly, accumulated net unrealized appreciation on investments was $3,422,039, consisting of $3,714,802 gross unrealized appreciation and $292,763 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Premier Natural Leaders Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Natural Leaders Fund (one of the funds comprising Dreyfus Premier Opportunity Funds) as of September 30, 2005, and the related statement of operations for the year then ended and the statement of changes in net assets and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held by the custodian as of September 30, 2005 and confirmation of securities not held by the custodian by correspondence with others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Natural Leaders Fund at September 30, 2005, the results of its operations for the year then ended and the changes in its net assets and financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
November 11, 2005

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes the fund hereby designates 7.92% of the ordinary dividends paid during the fiscal year ended September 30, 2005 as qualifying for the corporate dividends received deduction. Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $88,526 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2006 of the percentage applicable to the preparation of their 2005 income tax returns. Also, the fund designates $.004 per share as a long-term capital gain distribution paid on December 16, 2004.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At separate meetings of the Board of Trustees of the Company held on July 12-13, 2005, the Board considered the re-approval of the fund's Management Agreement for another one year term, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the Company, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

<u>Analysis of Nature, Extent and Quality of Services Provided to the Fund.</u> The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to the fund's Management Agreement. The presentation included a detailed summary of the services provided to Dreyfus-managed mutual funds by each business unit within the Manager. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee and expense ratio and placed significant emphasis on comparisons to a group of comparable funds and Lipper averages. The group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the fund. The Board members discussed the results of the comparisons for various periods ended May 31, 2005, and noted that the fund's one-year total return performance was below the averages of the comparison group and its Lipper category, although it was favorable on an absolute basis. The Board members also discussed the fund's expense ratio, noting that the current fee waiver and expense reimbursement arrangement undertaken by the Manager had caused the fund's expense ratio to be lower than the Lipper category average. The Board noted the fund's small asset size and that the fund's expenses ratio was higher than the comparison group average. The Board reviewed the range of management fees in the comparison group, noting that the fund's management fee ranked in the bottom half (i.e., higher than most others).

Representatives of the Manager noted that the Manager or its affiliates do not manage other mutual funds or accounts with similar investment objectives, policies and strategies as the fund.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge

in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund, including any soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that discussions of economies of scale historically have been predicated on increasing assets and that, if a fund's assets had been decreasing, the extent to which the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided. The Board also noted the current fee waiver and expense reimbursement arrangement and its effect on the profitability of the Manager.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations with respect to the fund.

- The Board concluded that the nature, extent and quality of the services provided by the Manager to the fund are adequate and appropriate.
- The Board was satisfied with the fund's performance on an absolute basis.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (62)
Chairman of the Board (2000)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board
• Sunair Electronics, Inc., engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

Clifford L. Alexander, Jr. (72)
Board Member (2000)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 66

Lucy Wilson Benson (78)
Board Member (2000)

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps., Director Emeritus
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Trustee Emeritus
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 40

David W. Burke (69)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 84

———————————

Whitney I. Gerard (70)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 38

———————————

Arthur A. Hartman (79)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings-Vostok

Other Board Memberships and Affiliations:
• APCO Associates Inc., Senior Consultant

No. of Portfolios for which Board Member Serves: 38

———————————

George L. Perry (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 38

———————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

STEPHEN E. CANTER, President since April 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of Dreyfus, and an officer of 90 investment companies (comprised of 184 portfolios) managed by Dreyfus. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 60 years old and has been an employee of Dreyfus since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of Dreyfus, and an officer of 90 investment companies (comprised of 184 portfolios) managed by Dreyfus. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 52 years old and has been an employee of Dreyfus since January 2000.

MARK N. JACOBS, Vice President since April 2000.

Executive Vice President, Secretary and General Counsel of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 59 years old and has been an employee of Dreyfus since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 45 years old and has been an employee of Dreyfus since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 39 years old and has been an employee of Dreyfus since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. She is 49 years old and has been an employee of Dreyfus since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 43 years old and has been an employee of Dreyfus since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. She is 42 years old and has been an employee of Dreyfus since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 42 years old and has been an employee of Dreyfus since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 53 years old and has been an employee of Dreyfus since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 40 years old and has been an employee of Dreyfus since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 47 years old and has been an employee of Dreyfus since April 1985.

GREGORY S. GRUBER, Assistant Treasurer since August 2005.

Senior Accounting Manager – Municipal Bond Funds of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 46 years old and has been an employee of Dreyfus since August 1981.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 37 years old and has been an employee of Dreyfus since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market Funds of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 41 years old and has been an employee of Dreyfus since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 38 years old and has been an employee of Dreyfus since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 51 years old and has been an employee of Dreyfus since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of Dreyfus and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with Dreyfus since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by Dreyfus. He is 35 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Premier
Natural Leaders Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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